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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549

                                  FORM 12b-25

                                                 Commission File Number: 0-19369
                                                                         -------

                          NOTIFICATION OF LATE FILING
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
(Check One):  [X] Form 10-K          [  ] Form 11-K        [  ] Form 20-F     [  ] Form 10-Q   [  ] Form N-SAR

For Period Ended: MAY 29, 1999

[ ]  Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K  [  ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
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For the Transition Period Ended: N/A
                                 ---

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                         ---
                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: LITTLE SWITZERLAND, INC.
                         ------------------------

Former name (if applicable): N/A
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Address of principal executive office (Street and number): 161-B CROWN BAY
                                                           ---------------
CRUISE SHIP PORT
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City, State and Zip Code: ST. THOMAS, USVI 00802
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]  (b)  The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. SEE ATTACHMENT.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Annual Report on Form 10-K for the year ended May 29, 1999 cannot be filed within the prescribed time period because the Company has yet to complete certain analyses necessary for the completion of the financial statements for the year ended May 29, 1999. The Company has experienced several management changes in its executive officers during the past several months, including a successor President and Chief Executive Officer and a new Chief Financial Officer. This transition period has resulted in time delays and made it difficult for the Company to finalize the analyses necessary to complete the financial statements. Because the aforementioned analyses have not yet been completed, the audit of the Company's consolidated financial statements for the year ended May 29, 1999 has not been completed and, therefore, the Company's Form 10-K could not be filed within the prescribed time period.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          PATRICK J. HOPPER, (340) 776-2010

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT.



                           LITTLE SWITZERLAND, INC.
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                 (Name of Registrant as specified in charter)


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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  August 30, 1999  By: /s/ Patrick J. Hopper
                           -----------------------------------------------------
                           Patrick J. Hopper
                           Chief Financial Officer, Vice President and Treasurer

          Instruction.   The form may be signed by an executive officer of the
       registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                           LITTLE SWITZERLAND, INC.
                               FILE NO. 0-19369
                                  FORM 12b-25

                              PART II ATTACHMENT

                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]

August 30, 1999

Securities and Exchange Commission
Washington, D.C. 20549

Re:  Annual Report on Form 10-K of Little Switzerland, Inc.

Dear Sirs/Madams:

Pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934, the undersigned hereby provides the Securities and Exchange Commission with a statement of the specific reasons why we are not able to supply on or before August 27, 1999 the audit report required to be included in the Annual Report on Form 10-K for Little Switzerland, Inc. (the Company) for the period ended
May 29, 1999.

The undersigned, the independent auditors of the Company, have not yet completed their audit of the Company's consolidated financial statements for the year ended May 29, 1999. The Company has not yet completed the Company's financial statements for the year ended May 29, 1999. The Company has yet to complete certain analyses necessary for the completion of the financial statements. Because the aforementioned analyses have not yet been completed, the audit of the Company's consolidated financial statements for the year ended May 29, 1999 has not been completed and the Company's Form 10-K has not been filed.

Very truly yours,


ARTHUR ANDERSEN LLP

/s/ Arthur Andersen LLP


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                           LITTLE SWITZERLAND, INC.
                               FILE NO. 0-19369
                                  FORM 12b-25

                              PART IV ATTACHMENT


     As the date hereof, the Company anticipates that a significant change in results of operations for the year ended May 29, 1999 from the year ended May 30, 1998 will be reflected by the earnings statements to be included in the Annual Report on Form 10-K for the year ended May 29, 1999. The Company anticipates that it will report a significant loss in revenues for the year ended May 29, 1999, primarily as a result of the loss of revenues from sales of Rolex products. However, because the Company is in the process of completing its consolidated financial statements for the year ended May 29, 1999, at this time, the Company is unable to determine the exact amount of such loss or to complete a reasonable estimate of the results of operations.